Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

(Dollars in millions)		Years ended December 31
		1996	1997	1998	1999	2000

GE except GECS
Earnings (a)		$9,677	$10,132	$12,230	$14,103	$16,747
Less:	Equity in undistributed earnings of General Electric
	Capital Services, Inc. (b)	(1,836)	(1,597)	(2,124)	(2,776)	(3,370)
Plus:	Interest and other financial charges included in expense	595	797	883	810	811
	One-third of rental expense (c)	171	179	189	202	216

Adjusted "earnings"		$8,607	$9,511	$11,178	$12,339	$14,404

Fixed Charges:
	Interest and other financial charges	$595	$797	$883	$810	$811
	Interest capitalized	19	31	38	36	3
	One-third of rental expense (c)	171	179	189	202	216

Total fixed charges		$785	$1,007	$1,110	$1,048	$1,030

Ratio of earnings to fixed charges		10.96	9.44	10.07	11.78	13.98

General Electric Company and consolidated affiliates
Earnings (a)		$11,075	$11,419	$13,742	$15,942	$18,873
Plus:	Interest and other financial charges included in expense	7,939	8,445	9,821	10,174	11,903
	One-third of rental expense (c)	353	423	486	558	608

Adjusted "earnings"		$19,367	$20,287	$24,049	$26,674	$31,384

Fixed Charges:
	Interest and other financial charges	$7,939	$8,445	$9,821	$10,174	$11,903
	Interest capitalized	60	83	126	123	124
	One-third of rental expense (c)	353	423	486	558	608

Total fixed charges		$8,352	$8,951	$10,433	$10,855	$12,635

Ratio of earnings to fixed charges		2.32	2.27	2.31	2.46	2.48

(a) Earnings before income taxes and minority interest. (b) Earnings after income taxes, net of dividends. (c) Considered to be representative of interest factor in rental expense.